Exhibit 99.2

News release…

Date: 13 April 2007
Ref: PR517g

Rio Tinto plc - Results of voting at 2007 annual general meeting

The annual general meeting of Rio Tinto plc was held on 13 April 2007.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 4 to 12 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 27 April 2007.

The remaining resolutions 1 to 3 were put to Rio Tinto plc shareholders on a poll at the annual general meeting and the results as certified by the scrutineers, Computershare Investor Services PLC, were as follows:

RESOLUTIONS			FOR	AGAINST

1	.	To authorise directors to allot shares	593,359,192	17,433,486

2	.	To authorise directors to allot shares for cash and to disapply pre-emption rights	603,103,211	9,742,067

3	.	To renew the authority for the purchase of Rio Tinto plc’s ordinary shares by itself and by Rio Tinto Limited	610,564,376	1,708,724

In accordance with Listing rule 9.6.2R and 9.6.3R two copies of resolutions 1 to 3 have been forwarded to the document viewing facility of the FSA. A Copy of the resolutions may also be obtained from the Notice of meeting available on the Company’s website www.riotinto.com

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com